July 31, 2018

Martin Klein
Executive Vice President and Chief Financial Officer
Athene Holding Ltd
96 Pitts Bay Road
Pembroke, HM08
Bermuda

       Re: Athene Holding Ltd
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           File No. 001-37963

Dear Mr. Klein:

        We have reviewed your July 3, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
1. Business, Basis of Presentation and Significant Accounting Policies Summary of Significant Accounting Policies
Recognition of Revenues and Related Expenses, page 146

1. Please refer to your response to prior comment 2. Your MD&A discussion on pages 86 and 87 of your Form 10-K indicates that PRT premium and PRT benefits for 2017 were both $2.3 billion with no apparent net impact from the DPL release. Also, pages 62 and 63 of your March 31, 2018 Form 10-Q indicate PRT premium of $226 million and PRT
 Martin Klein
Athene Holding Ltd
July 31, 2018
Page 2
         benefits of $187 million. Please explain why there appears to be no impact from the DPL release as described in your response during fiscal year ended December 31, 2017 and what the $39 million excess of PRT premium over PRT benefits for the three months ended March 31, 2018 represents, and how these reported amounts reflect the accounting treatment described in your response. In addition, provide us proposed disclosure to be included in future filings that more specifically describes your accounting policies for
         PRT annuities.
       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 if
you have questions regarding the comment.

FirstName LastNameMartin Klein
Comapany NameAthene Holding Ltd
                                                             Division of
Corporation Finance
July 31, 2018 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName